Exhibit 3

Exhibit 3

CEMEX HOLDINGS PHILIPPINES

1Q 2017 RESULTS MAY 2, 2017

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries.

Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

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First Quarter 2017 Highlights Cost of sales relatively flat, as a percentage to sales, despite higher spot energy prices.    Signed contract for new waste-heat-to-electricity facility for our APO cement plant; new facility expected to provide greater electricity sourcing flexibility.    Fully paid the long-term US$ debt with New Sunward Holding B.V., by way of refinancing a majority of the outstanding US$ loan balance into a Philippine Peso loan at lower interest rate. March cement volumes highest achieved in the last 17 months. 3

Net Sales Net sales during 1Q17 declined by 15% on a year-over- Net Sales1 year basis reflecting lower cement volumes and prices during the quarter, mainly due to low demand and -15% adverse weather conditions. 6,328 5,362 1Q16 1Q172 1 Millions of Philippine Pesos 4 2 1Q17 net sales breakdown: 99% cement, 1% others

Domestic Cement Volumes

		1Q17 vs. 1Q16	1Q17 vs. 4Q16
Domestic Gray Cement	Volume	(9%)	4%

Monthly Distribution of First Quarter Volume



33%
29%
33%
32%
34%
39%
Jan
Feb
Mar
2016
2017

Domestic gray cement volumes declined by 9% during 1Q17 versus same period last year mainly due to:

- Adverse weather conditions, especially during January and February, resulted in 24 additional downtime days compared with 1Q16 due to rough sea conditions and mandatory sheltering of our vessels
- High base of comparison in 1Q16, with strong construction activity prior to elections

Cement sales increased throughout the quarter as weather improved.

March cement volumes were the highest monthly volumes in the last 17 months.

Sequentially, cement volumes increased by 4% versus 4Q16.

We estimate our market position remained unchanged compared with 4Q16.

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Domestic Cement Price 1Q17 vs.    1Q16 1Q17 vs.    4Q16 Domestic Gray Price (PHP) (7%) (2%) Cement CHP Domestic Cement Price Index (Oct ’16 = 100) 102 100 98 96 94 92 Oct Nov Dec Jan Feb Mar ’16 ’16 ’16 ’17 ’17 ’17    Domestic gray cement prices during 1Q17 declined by 7% year-over-year and by 2% sequentially. Heightened competition due to growth in import volumes relative to the same quarter last year and weaker demand resulted in the price decline. The sequential decline in prices reflects a product and geography mix effect. Monthly cement prices improved within the quarter. 6

Situation affecting imports by traders in 2016 shifted as the year progressed

Estimated Imported Cement Sales by Traders[1]



8%
7%
6%
5%
4%
3%
2%
1%
0%
200%
150%
100%
50%
0%
-50%
1Q16
2Q16
3Q16
4Q16
1Q17
Left Axis: Percentage of Total Domestic Cement Demand
Right Axis: Quarter-on-Quarter Growth

Cement sales from traders, as a percentage of total domestic cement demand, leveled in the last three quarters

In the first three quarters…

- Less expensive energy input costs to production and freights to import
- Low prices at origin, principally Vietnam
- Grants of Philippine Standard (PS) licenses to import: 37 licenses in 12 months

Since the second half, situation shifted…

- Rising costs of energy globally affecting production and transportation costs
- Impositions of taxes at source; for example, Vietnam has re-imposed a 10% VAT and imposed a 5% export tariff
- China pollution clampdown
- Additional import regulations by the Philippine Department of Trade to ensure public safety

[1] CHP internal estimates based on publicly available information

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Low cement consumption during 1Q17, due to a high base of comparison in the pre-election period Philippines Quarterly GDP and Cement Demand Growth (%) +15 +15 +10 +6 +7 +7 +7 +5 +7 +6 -4 -5 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 20171 GDP Growth Cement Demand Growth Source: Philippine Statistics Authority, Cement Manufacturers Association of the Philippines 8 1 CHP internal estimates based on publicly available information

Residential Sector Growth in residential sector permits decelerated sharply in 4Q16, and presumed to have affected construction activity during 1Q17. Dollar remittances still growing in the high single digits. Low interest rate environment prevailing. Large developers expected to launch new residential projects following a reduction in inventories during 2015 and 2016. Persistent strong demand in affordable and socialized housing segments. Opportunity for growth with tax reform program. 1 Source: Philippine Statistics Authority    Approved Residential Building Permits 20% based on floor area1 15% 10% 5% 0% -5% -10% 4Q15 1Q16 2Q16 3Q16 4Q16 Year-on-Year Growth 9

Industrial-and-Commercial Sector Growth in industrial and commercial sector permits decelerated sharply starting 3Q16, with an expected decline in activity reflected in succeeding quarters. Business Process Outsourcing (“BPO”) activity is estimated to account for 46% of office space demand in Metro Manila in 20161. Expected resumption of BPO expansion as PH remains fundamentally attractive. 1 Source: Jones Lang LaSalle 2 Source: Philippine Statistics Authority    Approved Non-Residential Building Permits 40% based on floor area2 30% 20% 10% 0% -10% 4Q15 1Q16 2Q16 3Q16 4Q16 Year-on-Year Growth 10

Infrastructure Sector Public Infrastructure vs. Disbursement (PHP billion) 860 829 Budget Actual 506 493 465 345 297 276 242 252 251 262 159 2011 2012 2013 2014 2015 2016 2017 66% 99% 88% 59% 68% 59% % of Budget Disbursed Source: Department of Budget and Management    Department of Budget Management: Infrastructure and other capital outlays missed target in 2016 “owing to procurement difficulties such as failure of biddings, non-compliance of bidders with bid requirements or difficulty in complying with product or service specifications”. “The growth of disbursements for the first few months this 2017 will be moderate partly due to base effect considering the high disbursements recorded for the same period in 2016 and since most line agencies are still in the process of obligating their allotments at the earlier part of the year.” “Spending is expected to rack up in the succeeding months towards the summer season.” 11

Cost of Sales Millions of Percentage Philippine Pesos of Net Sales +0.9pp -14% 1% . 0% 3,231 2,790 51 . 52 1Q16 1Q17 1Q16 1Q17 Pro Forma Pro Forma NOTE: Refer to slides 29 and 30 for information on pro forma adjustments    Cost of sales remained relatively flat. As a percentage of cost of sales, power and fuel accounted for 20% and 19% respectively. Operating efficiency for the quarter was above 93% for both plants. 12

Operating Expenses Distribution1 Selling and Administrative1 +6% -2% 990 1,049 771 756 1Q16 1Q17 1Q16 1Q17 Pro Forma Pro Forma % of Net Sales 15.6% 19.6% 12.2% 14.1% 1 Millions of Philippine Pesos NOTE: Refer to slides 29 and 30 for information on pro forma adjustments    As a percentage of net sales, Distribution expenses increased 4.0 pp, driven by lower transport efficiencies and higher diesel prices. As a percentage of net sales, S&A Expenses increased 1.9 pp due to intensified promotions, and other overhead expenses. 13

Operating EBITDA Operating EBITDA Variation1 -35% 1,640 -305 246 15 1,071 -59 -453 -13 EBITDA Domestic Domestic Other COS Selling Distribution EBITDA 1Q16 Cement Cement Sales2 and 1Q17 Pro Volume Price Administrative Forma % of Net Sales 25.9% 20.0% 1 Millions of Philippine Pesos 2 Other sales includes sales from export cement, readymix, and other businesses NOTE: Refer to slides 29 and 30 for information on pro forma adjustments    The decline in operating EBITDA resulted from lower volumes and prices, and an unfavorable operating leverage. Operating EBITDA margin declined by 5.9pp during the quarter. 14

Net Income Net Income Variation1 460 259 350 102 85 1 11 -569 Net Income EBITDA Depreciation Other income Financial Other Income Tax Net Income 1Q16 (expenses), Expenses Financial 1Q17 net Income Pro Forma (Expenses), net 1 Millions of Philippine Pesos NOTE: Refer to slides 29 and 30 for information on pro forma adjustments 15

1Q 2017 FREE CASH FLOW, GUIDANCE & DEBT 16

Free Cash Flow January—March First Quarter 2016 2016 2017 % var 2017 % var Pro Forma Pro Forma Operating EBITDA 1,071 1,640 (35%) 1,071 1,640 (35%)    —Net Financial Expenses 258 258    —Maintenance Capex 49 49—Change in Working Capital 920 920    —Taxes Paid 102 102    —Other Cash Items (net) (19) (19) Free Cash Flow after (239) (239) Maintenance Capex    —Strategic Capex 74 74 Free Cash Flow (313) (313) Millions of Philippine Pesos NOTE: Refer to slides 29 and 30 for information on pro forma adjustments    Free cash flow during the first quarter of 2017 was negative PHP 313 million, mainly due to working capital variation. The change in working capital was driven by: Higher clinker inventories of PHP 213.3 million Timing effect of coal payments of PHP 288.4 million Timing effect of advanced payments, specifically real property taxes and customs duties, of PHP 261.7 million Higher trade accounts receivables of PHP 155.1 million 17

Debt-related information As of March 31, 2017, CHP refinanced and fully paid its related party loan with New Sunward Holding B.V. with proceeds from a Senior Secured Peso Term Loan Facility with BDO Unibank, Inc. (“BDO Debt”) BDO Debt stood at PHP 14,012 million (USD 279 million2), down from USD 291 million at the end of 2016 with a blended rate of 4.7% (fixed rate tranche priced at 5.6%) 1 Millions of U.S. Dollars 2 Converted using end March 2017 exchange rate of PHP 50.16 3 Revolving facility with CEMEX Asia B.V.    Debt Evolution1 374 21 312 Revolving 33 3 Facility New Sunward 353 Holding B.V. 279 BDO Debt2 End 2Q16 End 1Q17 18

Solid Plant Capacity Expansion    New line estimated to start operations fourth quarter of 2019. Engineering contract finalized CBMI Construction Co., Ltd. (SINOMA). Expected total investment: US$ 225 million 19

2017 Guidance Cement volumes 3% PHP 918 million Maintenance CAPEX PHP 889 million Solid Plant Expansion CAPEX Capital expenditures PHP 277 million Other Strategic CAPEX PHP 2,084 million Total CAPEX 20

Upcoming Initiatives for 2017 Ramp up domestic production capability to lessen imported cement requirements.    Additional 0.3 M tons capacity Forthcoming New Terminal in operation in Bacolod to extend our distribution network. 21

1Q 2017 RESULTS MAY 2, 2017 22

1Q 2017 APPENDIX

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Income Statement Information

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - March				First Quarter			
INCOME STATEMENT	2017	2016 Pro Forma[1]	% var	2016 Actual	2017	2016 Pro Forma[1]	% var	2016 Actual
Net sales	5,362,377	6,328,209	(15%)	6,328,209	5,362,377	6,328,209	(15%)	6,328,209
Cost of sales	(2,789,516)	(3,231,475)	(14%)	(3,231,475)	(2,789,516)	(3,231,475)	(14%)	(3,231,475)
Gross profit	**2,572,861**	**3,096,734**	**(17%)**	**3,096,734**	**2,572,861**	**3,096,734**	**(17%)**	**3,096,734**
Operating expenses	(1,804,749)	(1,760,869)	2%	(2,563,659)	(1,804,749)	(1,760,869)	2%	(2,563,659)
Operating earnings before other expenses, net	**768,112**	**1,335,865**	**(43%)**	**533,075**	**768,112**	**1,335,865**	**(43%)**	**533,075**
Other expenses, net	19,166	8,116	136%	8,116	19,166	8,116	136%	8,116
Operating earnings	**787,278**	**1,343,981**	**(41%)**	**541,191**	**787,278**	**1,343,981**	**(41%)**	**541,191**
Financial expenses	(249,183)	(334,474)	(26%)	(17,942)	(249,183)	(334,474)	(26%)	(17,942)
Other financial income (expenses), net	(97,341)	(199,304)	(51%)	(199,304)	(97,341)	(199,304)	(51%)	(199,304)
Net income before income taxes	**440,754**	**810,203**	**(46%)**	**323,945**	**440,754**	**810,203**	**(46%)**	**323,945**
Income tax	(91,217)	(350,480)	(74%)	(109,643)	(91,217)	(350,480)	(74%)	(109,643)
Consolidated net income	**349,537**	**459,723**	**(24%)**	**214,302**	**349,537**	**459,723**	**(24%)**	**214,302**
Non-controlling Interest Net Income	9	6	52%	6	9	6	52%	6
Controlling Interest Net Income	**349,546**	**459,729**	**(24%)**	**214,308**	**349,546**	**459,729**	**(24%)**	**214,308**
Operating EBITDA	**1,070,695**	**1,639,701**	**(35%)**	**836,910**	**1,070,695**	**1,639,701**	**(35%)**	**836,910**
Earnings per share	**0.07**				**0.07**			

[1] Refer to slides 29 and 30 for information on pro forma adjustments

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Income Statement Information

CEMEX Holdings Philippines

(Thousands of U.S. Dollars, except per share amounts)

INCOME STATEMENT	January - March 2017	January - March 2016 Pro Forma[1]	January - March % var	January - March 2016 Actual	First Quarter 2017	First Quarter 2016 Pro Forma[1]	First Quarter % var	First Quarter 2016 Actual
Net sales	107,148	134,390	(20%)	134,390	107,148	134,390	(20%)	134,390
Cost of sales	(55,738)	(68,626)	(19%)	(68,626)	(55,738)	(68,626)	(19%)	(68,626)
Gross profit	**51,410**	**65,764**	**(22%)**	**65,764**	**51,410**	**65,764**	**(22%)**	**65,764**
Operating expenses	(36,061)	(37,395)	(4%)	(54,444)	(36,061)	(37,395)	(4%)	(54,444)
Operating earnings before other expenses, net	**15,349**	**28,369**	**(46%)**	**11,320**	**15,349**	**28,369**	**(46%)**	**11,320**
Other expenses, net	383	172	123%	172	383	172	123%	172
Operating earnings	**15,732**	**28,541**	**(45%)**	**11,492**	**15,732**	**28,541**	**(45%)**	**11,492**
Financial expenses	(4,979)	(7,103)	(30%)	(381)	(4,979)	(7,103)	(30%)	(381)
Other financial income (expenses), net	(1,945)	(4,232)	(54%)	(4,232)	(1,945)	(4,232)	(54%)	(4,232)
Net income before income taxes	**8,808**	**17,206**	**(49%)**	**6,879**	**8,808**	**17,206**	**(49%)**	**6,879**
Income tax	(1,823)	(7,443)	(76%)	(2,328)	(1,823)	(7,443)	(76%)	(2,328)
Consolidated net income	**6,985**	**9,763**	**(28%)**	**4,551**	**6,985**	**9,763**	**(28%)**	**4,551**
Non-controlling Interest Net Income	0	0		0	0	0		0
Controlling Interest Net Income	**6,985**	**9,763**	**(28%)**	**4,551**	**6,985**	**9,763**	**(28%)**	**4,551**
Operating EBITDA	**21,394**	**34,822**	**(39%)**	**17,773**	**21,394**	**34,822**	**(39%)**	**17,773**
Earnings per share	**0.00**				**0.00**			

[1] Refer to slides 29 and 30 for information on pro forma adjustments

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Debt Information Maturity Profile1 Revolving Facility2 BDO Debt 46,591 Avg. life of debt: 6.2 years 30,161 Net Debt to EBITDA3: 2.4x 13,312 4,630 2,027 560 701 105 20174 2018 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos; U.S. dollar debt converted using end March 2017 exchange rate of PHP 50.16 2 Pertains to U.S. dollar-denominated revolving facility with CEMEX Asia B.V. 3 Last 12 months pro forma EBITDA 4 Maturity amount pertains only to BDO Debt 26

Historical Pro Forma Financial and Operating Highlights 2Q16 3Q16 4Q16 2016 Full Year Pro Forma Pro Forma Pro Forma Pro Forma Net sales 6,390 6,290 5,278 24,287 Gross Profit 2,981 3,453 2,870 12,401 Operating earnings 1,378 1,659 1,133 5,506 before other expenses, Operating EBITDA 1,701 1,970 1,417 6,727 as % net sales 26.6% 31.3% 26.8% 27.7% Millions of Philippine Pesos Refer to slides 29 and 30 for information on pro forma adjustments 27

Definitions PHP Philippine Pesos Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Net Debt Total debt minus cash and cash equivalents. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements 28

Presentation of Pro Forma Financial Information (For the purpose of the below clarification, the term “Company” refers to CEMEX Holdings Philippines, Inc., “CHP”” refers to the Company and its subsidiaries, and “CEMEX” refers CEMEX, S.A.B. de C.V. and its subsidiaries excluding CHP.) CEMEX Holdings Philippines, Inc. was incorporated on September 17, 2015 for purposes of the initial equity offering concluded on July 18, 2016 (the “IPO”). For accounting purposes, the group reorganization by means of which the Company acquired its consolidated subsidiaries was effective January 1, 2016. Several strategies discussed in the CHP primary offer prospectus (“the Prospectus”) were implemented upon conclusion of the initial equity offering: a) the new royalty scheme was implemented in July 2016 with retroactive effects as of January 1, 2016, and b) the new reinsurance scheme was incorporated prospectively effective August 1, 2016. These strategies are already in full effect in 2017. Nevertheless and for the convenience of the reader, and in order to present a comprehensive comparative operating information for the three-month period ended March 31, 2017, CHP continued to use pro forma selected consolidated income statement information for the three-month period ended March 31, 2016, intended in all cases and to the extent possible, to present the operating performance of CHP on a like-to-like basis under a “normalized” expected ongoing operation; therefore, as if the new royalty scheme and insurance agreements would have been effective from the beginning of 2016. CHP Pro forma consolidated income statement for the three-month period ended March 31, 2016 appearing in this report represent combined historical selected income statement information of CHP subsidiaries, adjusted to reflect the 5% corporate service charges and royalties, and reinsurance agreements (on a like-to-like basis) for the three-month period ended March 31, 2016. (Continued in slide 30) 29

Presentation of Pro Forma Financial Information (Continued from slide 29) In addition: (1) beginning fiscal year of 2017, a change in accounting treatment of the effects from the new reinsurance agreements will be adopted recognizing the same as a reduction in operating expenses instead of an increase of revenue (which was the accounting treatment utilized in 2016). This change in accounting treatment is presented in this report’s Pro Forma consolidated income statement information for the three-month period ended March 31, 2016 This difference in presentation does not have an effect on the reported Pro Forma operating income, reported Pro Forma Operating EBITDA or reported Pro Forma net income for the three months ended March 31, 2016. (2) the Pro Forma selected consolidated income statement information for the three-month period ended March 31, 2016 appearing in this report was prepared by (a) removing IPO-related operating expenses, (b) removing interest payments on short-term debt, and (c) annualizing long-term debt. 30

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com 31